Exhibit 12.1

NUTRACEA
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(in thousands, except ratio)

	Nine Months
	Ended
	September 30,	Year Ended December 31,
	2007	2006	2005	2004	2003	2002
Fixed Charges
Interest	$1	$7	$896	$28	$4,311	$99

Total fixed charges for purpose of ratio	$1	$7	$896	$28	$4,311	$99

Earnings
Income (loss) from continuing operations before income taxes	$(3,010)	$1,585	$(3,872)	$(23,582)	$(12,538)	$(3,204)
Add: fixed charges	1	7	896	28	4,311	99

Earnings (loss) for purpose of ratio	$(3,009)	$1,592	$(2,976)	$(23,554)	$(8,227)	$(3,105)

Ratio of earnings to fixed charges	N/A	227:1	N/A	N/A	N/A	N/A

Deficiency of earnings available to cover fixed charges (1)	$(3,009)	$—	$(2,976)	$(23,554)	$(8,227)	$(3,105)